Registration Statement No. 333-196387
Filed Pursuant to Rule 433
Dated December 21, 2016

BMO, Dorsey Wright and Elkhorn Join Forces to Launch the First Ever Tactical Momentum MLP ETN

Wheaton, IL- December 21, 2016 - Elkhorn Investments, LLC, a pioneer of research-based investing, announced today the listing of the BMO Elkhorn DWA MLP SelectTM Index ETN (Nasdaq: BMLP) the first tactical momentum exchange-traded note (ETN) providing exposure to the master limited partnership (MLP) space.  BMLP incorporates Dorsey Wright & Associates’, a Nasdaq Company, proprietary Relative Strength methodology by tracking the DWA MLP SelectTM Index.

“MLPs have long been used for their high income potential. We believe Dorsey Wright’s research can help investors select MLPs with high capital appreciation potential and high income, creating a more comprehensive approach to MLP investing,” said Ben Fulton, Founder and CEO of Elkhorn. “Additionally, we believe the ETN is the ideal structure for this strategy given the negative tax implications of MLP ETFs.”

The DWA MLP SelectTM Index evaluates a universe of U.S. MLPs, screened for capacity and liquidity, and provides equal-weighted exposure to the 15 MLPs exhibiting the highest relative strength.

“Having a tactical approach to MLP investing can help investors be better prepared for uncertain markets,” said Tom Dorsey, Founder of Dorsey Wright. “Rather than own the entire MLP universe, the DWA MLP SelectTM Index invests in only the highest relative strength MLPs.”

This is the first ETN launched by the Bank of Montreal.  The ETN will trade under the ticker BMLP on the Nasdaq Global Market and will have an expense ratio of 0.85%. The DWA MLP Select Index has a current yield of 7.42% as of Nov. 30, 2016. The Dorsey Wright MLP Select Index has outperformed the Alerian MLP Index YTD by 16% through Nov. 30, 2016†.

About Elkhorn
Founded in 2013 by Ben Fulton, a recognized leader and pioneer of the ETF industry, Elkhorn is redefining the relationship between investment strategy and product structure: designing, sponsoring and distributing innovative, research-based investments solutions. At Elkhorn, research drives design and advisors drive structural decisions. Elkhorn has a strategic relationship with Barclays which has increased the capacity of investment solutions offered by Elkhorn. To learn more about Elkhorn please visit www.elkhorn.com.

About BMO Financial Group
Established in 1817, and currently marking its 200th year of operations, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $688 billion as of October 31, 2016, and more than 45,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

About Dorsey, Wright & Associates (DWA), a Nasdaq Company

Dorsey, Wright & Associates (DWA), a Nasdaq Company, is a registered investment advisory firm based in Richmond, Virginia. DWA was acquired by Nasdaq (Nasdaq: NDAQ) last year and the combined group represents one of the largest providers of smart beta indexes with nearly $52.4 billion in assets tracking Nasdaq Indexes. DWA and Nasdaq develop innovative products across myriad asset classes and help create more opportunities for financial advisors. Since 1987, DWA has been an advisor to financial professionals on Wall Street and investment managers worldwide. The company offers comprehensive investment research and analysis through the DWA Research Platform and provides research, modeling, and indexes which apply DWA’s expertise in Relative Strength to various financial products including exchange trade funds, mutual funds, UITs, structured products, and separately managed accounts. To take a free trial please visit www.dorseywright.com

† Source: Bloomberg L.P. as of November 30, 2016

IMPORTANT RISK INFORMATION
An investment in the BMO Elkhorn DWA MLP Select™ Index Exchange Traded Notes described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the Bank of Montreal prospectus dated June 27, 2014, prospectus supplement dated June 27, 2014 and pricing supplement dated December 19, 2016.

Uncertain Principal Repayment—You may receive less than the principal amount of your ETNs at maturity, call or upon redemption. If the level of the Index decreases, or does not increase, by an amount equal to the percentage of the principal amount represented by the Accrued Tracking Fee and the Redemption Fee, if applicable, you will receive less, and possibly significantly less, than your original investment in the ETNs.

Credit Risk of Bank of Montreal—The ETNs are unsecured debt obligations of the issuer, Bank of Montreal, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payments you are entitled to receive on your ETNs, including any payment at maturity, call or redemption, are subject to our ability to pay our obligations as they come due. As a result, the actual and perceived creditworthiness of Bank of Montreal will affect the market value, if any, of the ETNs prior to maturity, call or redemption. In addition, in the event that Bank of Montreal were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

No Fixed Interest Payments—You will not receive any fixed periodic interest payments on the ETNs, and your quarterly Coupon Payments are uncertain and could be zero.

A Trading Market for the ETNs May Not Continue Over the Term of the ETNs—The ETNs are listed on Nasdaq under the symbol “BMLP”. However, a trading market for your ETNs may not continue for the term of the ETNs. We are not required to maintain any listing of the ETNs on Nasdaq or any other exchange or quotation system.

The intraday indicative value and the closing indicative value are not the same as the closing price or any other trading price of the ETNs in the secondary market—The closing indicative value will be published on each Index Business Day under the Bloomberg ticker symbol BMLPIV <Index>. The intraday indicative value of the ETNs is based on the most recent intraday level of the Index and will be calculated and published every 15 seconds on each Index Business Day during normal trading hours under the Bloomberg ticker symbol BMLPIV <Index> and will be disseminated over the consolidated tape, or other major market vendor. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from their intraday indicative value at such time.

Paying a premium purchase price over the intraday indicative value of the ETNs could lead to significant losses in the event one sells the ETNs at a time when that premium is no longer present in the market place or the ETNs are called—Paying a premium purchase price over the intraday indicative value of the ETNs could lead to significant losses in the event one sells the ETNs at a time when such premium is no longer present in the market place or the notes are called, in which case investors will receive a cash payment in an amount based on the index closing levels of the notes during the call measurement period.

The Index has a limited performance history—The DWA MLP Select™ Index was launched on May 1, 2015, and therefore has no performance history prior to that date. Consequently, little or no historical information will be available for you to consider in making an independent investigation of the DWA MLP Select™ Index’s performance, which may make it difficult for you to make an informed decision with respect to an investment in the ETNs.

Call Feature—Your ETNs may be repurchased on or after June 22, 2017 at our option and without your consent. In the event that we call the ETNs, the call settlement amount may be significantly less than the stated principal amount of the ETNs or the price at which you purchased your ETNs.

Restrictions on Repurchases by Us— You must offer the applicable minimum redemption amount of $2,500,000 (50,000 ETNs) to us for your offer for redemption to be considered.

Tax Treatment—Significant aspects of the tax treatment of the ETNs are uncertain and may be less favorable than a direct investment in MLPs. You should consult with your own tax advisor about your own tax situation.

Bank of Montreal, and its affiliates, and Elkhorn Investments do not provide tax advice, and nothing contained herein should be construed as tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from your independent tax advisor.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC about the offering to which this free writing prospectus relates. Before you invest, you should read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-369-5412.

There are risks involved with investing in ETNs, including possible loss of principal. The ETN’s return may not match the return of its Index. This ETN is new and has a limited operating history.

The Alerian MLP Index is the leading gauge of energy Master Limited Partnerships (MLPs) and is a float-adjusted, capitalization-weighted index, whose constituents represent approximately 85% of total float-adjusted market capitalization. One cannot invest directly in an index.

Elkhorn Securities, LLC is the Marketing Intermediary for ETNs offered by the Bank of Montreal.

An investor should consider the investment objectives, risks, charges and expenses of the ETN carefully before investing. To obtain a prospectus containing this and other information, please call 1-877-369-5412. Read the prospectus carefully before you invest.

Member FINRA, SIPC NOT FDIC INSURED / NOT BANK GUARANTEED / MAY LOSE VALUE

CONTACT INFORMATION

Media Contact:

Mike Wiederholt

Elkhorn Investments

630-384-8703

mwiederholt@elkhorn.com